Exhibit 12.1

Statement re Computation of Ratios

We incurred net losses and did not have any fixed charges for the fiscal years ended June 30, 2016, 2015, 2014, 2013 and 2012, other than insignificant charges related to a premises rental agreement. We had net income of approximately $7.0 million for the nine months ended March 31, 2017, but did not have any fixed charges, other than insignificant charges related to a premises rental agreement, for such period. We did not have any shares of preferred stock outstanding during the fiscal years ended June 30, 2016, 2015, 2014, 2013 or 2012 or the nine months ended March 31, 2017. Accordingly, we are unable to present a ratio of combined fixed charges and preference share dividends to earnings.